FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 28TH, 2015

1.         DATE, TIME AND PLACE: On July 28th, 2015, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Mr. Jean-Charles Henri Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard D’Estaing, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Roberto Oliveira de Lima and Mr. Yves Desjacques.

4.         AGENDA: (i) Analysis and deliberation of the quarterly information related to the period ended in June 30th, 2015 and main operational indicators; and (ii) Analysis and deliberation of the dividend distribution proposal and setting the date of payment for the 2nd quarter of 2015 dividends.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the agenda and decided as the following:

5.1.      Analysis and deliberation of the quarterly information related to the period ended in June 30th, 2015 and main operational indicators: in accordance with the recommendation of approval of the Audit Committee, the members of the Board of Directors decided to approve, unanimously and without reservations, the quarterly information regarding the period ended at June 30th, 2015 and authorized the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information herein approved by remittance to the Comissão de Valores Mobiliários - CVM and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

5.2.      Analysis and deliberation of the dividend distribution proposal and setting the date of payment for the 2nd quarter of 2015 dividends: in accordance with the recommendation of approval of the Audit Committee, the members of the Board of Directors decided to approve, unanimously and without reservations, the proposal of payment of interim dividends related to the 2nd Quarter of 2015, and in accordance with the Company's Distribution of Dividends Policy, in the amount of R$ 38,495,795.03 (thirty eight million, four hundred ninety five thousand, seven hundred ninety five Brazilian Reais and three cents), of which R$ 0,1500000000 per preferred share and R$ 0,1363650000 per common share. The payment of dividends will be held on 08/08/2015. All outstanding shares on 07/28/2015 shall be entitled to receive the dividends. Starting on 07/29/2015, the shares will be traded ex-dividend.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 28th, 2015. Chairman - Mr. Jean-Charles Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Roberto Oliveira de Lima and Mr. Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.